File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 8, 2005

Press Information
For Immediate Release

ORGANIZATIONAL CHANGE IN VITRO

Garza Garcia, N.L. Mexico, April 8, 2005 - Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA) today announced that Fernando Flores, the current President of Vitro’s Flat Glass Unit, has decided to retire.

Jose Domene, Vitro’s Chief Operating Officer, will head the Flat Glass Business Unit as Interim President, while maintaining his current responsibilities.

Fernando Flores will continue to support Jose Domene as a consultant for a six-month period to assure continuity.

Vitro,S.A. de C.V. (BMV:VITROA; NYSE: VTO) through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide.

For more information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	Financial Community: Leticia Vargas/Adrián Meouchi Vitro, S. A. de C.V. +52 (81) 8863-1210/1350 lvargasv@vitro.com ameouchi@vitro.com	U.S. Contacts: Susan Borinelli/Alex Fudukidis Breakstone & Ruth Int. (646) 536-7012 / 7018 sborinelli@breakstoneruth.com afudukidis@breakstoneruth.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 31, 2005